UNITED STATES OF AMERICA
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES AND EXCHANGE ACT OF 1934

Includes the free translation of a letter sent by Sociedad Química y Minera de Chile S.A. to the Superintendencia de Valores y Seguros de Chile on June 9, 2006. This letter refers to a tender offer valid only in Chile.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
(Exact name of registrant as specified in its charter)

CHEMICAL AND MINING COMPANY OF CHILE INC.
(Translation of registrant's name into English)

El Trovador 4285, Santiago, Chile (562) 425-2000
(Address and phone number of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No .

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82___________

SUMMARY OF INFORMATION INCLUDED IN THIS REPORT

Includes information sent to the Superintendencia de Valores y Seguros in Chile on June 8, 2006 regarding to the Tender Offer valid in Chile.

Free translation SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

Santiago, June 8, 2006

Mr. Alberto Etchegaray de la Cerda.
Superintendent
Securities and Insurance Superintendence
Avda. Libertador Bernardo O’Higgins 1449
Santiago

Dear Mr. Superintendent.

     We are sending attached the reports that the Directors of Sociedad Química y Minera de Chile S.A. (SQM) have individually issued regarding the “Tender Offer of up to 2.407.539 series B shares and Control of SQM” that Inversiones Pampa Calichera S.A. has directed to the shareholders of SQM in the terms and conditions which they clarify in the “prospect” and the respective publications on Saturday June 3, 2006 in newspapers “El Mercurio de Santiago ” and “La Tercera”. These reports contain, among other aspects, the opinion of each Director of SQM on whether or not the Tender Offer is convenient for SQM shareholders.

     We remain at your disposal to clarify any additional aspects that you may deem relevant in relation to the above.

Yours truly,

Sociedad Química y Minera de Chile S.A.

Conf: /s/ Patricio Contesse G.
Patricio Contesse G.
Chief Executive Officer

Cc:	Santiago Stock Exchange Brokers Stock Exchange Electronic Stock Exchange New York Stock Exchange Securities and Exchange Commission The Bank of New York

SQM Los Militares 4290 Piso 6, Las Condes, Santiago, Chile Tel: (56 2) 425 2485 Fax: (56 2) 425 2493 www.sqm.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

Conf:   /s/ Ricardo Ramos
Ricardo Ramos
Chief Financial Officer &
Business Development SVP

Date: June 9, 2006